No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On November 18, 2003, Honda Automobile (Thailand) Co., Ltd. (HATC), Honda’s automobile production and sales subsidiary in Thailand, announced that it began production and sales of the small car “Jazz” for the Thai market. (Ref. #C03-083)

Exhibit 2:

On November 26, 2003, Honda Motor Co., Ltd. announced that domestic sales increased 4.1% in October, the first monthly increase in 13 months, while overseas production increased 23.6% over the corresponding month in 2002, the 34th consecutive month of growth in that category. (Ref. #C03-086)

Exhibit 3:

On November 27, 2003, Honda Motor Co., Ltd. announced the release of a new Stream Absolute 7-seater minivan, with a specially developed high-rigidity body and a finely tuned suspension for sporty, exhilarating driving. (Ref. #A03-063)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: December 17, 2003

C03-083

Honda Begins Production and Sales of Small Car “Jazz” in Thailand

Bangkok, November 18, 2003 — Honda Automobile (Thailand) Co., Ltd. (HATC), Honda’s automobile production and sales subsidiary in Thailand, today announced that it has begun production and sales of the small car “Jazz,” for the Thai market. With a price of Baht 542,000 for the 5-speed manual transmission model (S Type), HATC has set a sales target of 16,000 units for calendar year 2004.

Since first introduced in Japan in June 2001 as the “Fit,” the Jazz has been marketed in more than 60 countries including in Europe and South American countries and became one of Honda’s key strategic global models. Excellent fuel economy and efficient use of interior space have been highly valued by customers, with total global sales reaching 600,000 units within just two and a half years since the first introduction.

The automobile market in Thailand has been recovering rapidly since the currency crisis in 1997, and is expected to reach 500,000 units this year — growth of 22% from 2002. With the all-new City and Accord models, Honda’s 2003 sales is expected to mark a new annual record exceeding 70,000 units, a 30% increase from the previous year. By adding Jazz to the product lineup, Honda expects to develop a new market with a 5-door hatchback and meet the diverse needs of automobile customers in Thailand.

Regarding environmental performance, Jazz conforms to the EURO IV requirement levels — exhaust emissions standards to be introduced in Europe in 2005. Honda plans to meet EURO IV emissions levels for all models sold in Thailand in the future.

HATC’s manufacturing plant in Ayutthaya province has been producing Accord, Civic, CR-V and City and becomes the third plant in the world to produce Jazz (Fit), together with Honda plants in Japan and Brazil. In May 2003, HATC’s production capacity was nearly doubled from the original 70,000 units to 120,000 units per year in order to meet increasing demand from domestic and overseas markets. HATC currently exports products to ASEAN countries, Japan, Oceania, the Middle East and Africa. Exports of Jazz to ASEAN countries will be considered if demand reaches adequate levels.

Outline of the Jazz

Price

•	S type
➢ 5MT: Baht	542,000
➢ CVT: Baht	579,000

•	E type
➢ 5MT: Baht	572,000
➢ CVT: Baht	609,000

Main Features

•	1.5 liter 4 cylinder i-DSI engine
•	SRS airbag systems for driver and front-seat passenger (Optional)
•	ABS (4-wheel anti-lock brake system) with EBD (electronic brake force distribution system) (Optional)
•	EPS (Electric power steering system)
•	3-point ELR seatbelt pretensioner
•	Front and rear power window
•	Power center door lock (E type)
•	Air conditioner
•	CD player with AM/FM tuner (E type)
•	Immobilizer system

Honda Automobile (Thailand) Co., Ltd. Ayutthaya Plant

Location:	Rojana Industrial Park, Ayutthaya province (70km north of Bangkok)
Employment:	Approximately 3,100 associates
Start of Production:	April 1996
Products:	Accord, Civic, City, CR-V, Jazz
Annual Capacity:	120,000 units

Ref.#C03-086

Honda Domestic Sales Grow 4.1% In October

November 26, 2003 — Honda Motor Co., Ltd., announced today that domestic sales increased 4.1% in October, the first monthly increase in 13 months, while overseas production increased 23.6% over the same month in 2002, the 34th consecutive month of growth in that category. Global production was up 6.8% for the month.

October’s domestic sales increase was led by mini-vehicles, up 68.5% over October, 2002. Honda’s Life mini-vehicle (21,800 units) was the best seller, followed by Fit (12,526 units) and Step-WGN (5,294 units).

Exports in October were down 3.2%, the fourth straight month of decline, because of decreased shipments to North America and Asia.

PRODUCTION, SALES, EXPORTS (October 2003)

PRODUCTION

	October		Annual Total-2003
	Units	Vs. 10/02	Units	Vs. 2002
Domestic (CBU+CKD)	107,086	-11.4%	966,870	-16.0%
Overseas (CBU only)	162,067	+23.6%	1,514,525	+19.1%
Worldwide Total *	269,153	+6.8%	2,481,395	+2.4%

*excludes overseas CKD

REGIONAL PRODUCTION

	October		Annual Total-2003
	Units	Vs. 10/02	Units	Vs. 2002
North America	113,513	+27.3%	1,056,602	+12.2%
(USA only)	78,225	+25.9%	725,519	+13.9%
Europe	16,317	-11.1%	153,948	+4.6%
Asia	25,654	+38.7%	249,748	+61.2%
Others	6,583	+30.6%	54,227	+95.1%
Regional Total	162,067	+23.6%	1,514,525	+19.1%

SALES
Vehicle type	October		Annual Total-2003
	Units	Vs. 10/02	Units	Vs. 2002
Passenger Cars & Light Trucks	34,721	-22.6%	407,461	-19.2%
(Imports)	1,346	+184.0%	17,980	+135.9%
Mini Vehicles	31,406	+68.5%	206,393	-15.7%
Honda Brand TTL	66,127	+4.1%	613,854	-18.1%

EXPORTS
	October		Annual Total-2003
	Units	Vs. 10/02	Units	Vs. 2002
North America	20,010	-20.8%	207,782	-15.0%
(USA only)	17,233	-26.6%	183,907	-15.5%
Europe	8,178	+38.5%	94,275	+58.6%
Asia	1,141	-40.7%	16,245	-41.7%
Others	9,931	+33.1%	67,631	+24.0%
Total	39,260	-3.2%	385,933	-0.1%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

Honda Releases Stream Absolute Equipped with Newly

Developed 2.0L DOHC i-VTEC I Engine

Ref.#A03-063

November 27, 2003—Honda Motor Co., Ltd. today announced the release of a new Stream Absolute 7-seater minivan, with a specially developed high-rigidity body and a finely tuned suspension for sporty, exhilarating driving. The new model is equipped with a newly developed direct injection 2.0L DOHC i-VTEC I gasoline engine and will be available nationwide through Honda’s automobile dealer networks starting December 4, 2003.

In addition to the Stream Absolute, Honda will launch a new Stream Almas welfare vehicle (with lift-up front passenger seat) equipped with the 2.0L DOHC i-VTEC I engine. This new model will be released through Honda’s automobile dealer networks starting January 26, 2004.

Stream Absolute (2.0L)	2.0L DOHC i-VTEC I engine

●	Monthly domestic sales target: 4,000 units (series total)

●	Manufacturer’s suggested retail price (consumption tax not included; units: ¥1,000)

Type	Engine	Transmission	Drive	Price
Absolute	2.0L DOHC i-VTEC I	CVT + 7 speed mode	FF	2,220

* Models in Premium White Pearl + ¥30,000.

* Stream Almas welfare vehicle (with lift-up front passenger seat) + ¥398,000.

mMajor factory options:

• 1st-row seat i-Side airbag system	+	¥45,000
(equipped with passenger positioning detection system for front passenger seat)
• Voice-operated Honda HDD navigation system with rear camera	+	¥320,000
(with InverNavi Premium Club service, 7-inch wide display, DVD/MD/CD player & AM/FM/TV tuner)
• Rear entertainment system	+	¥200,000
(includes a 7-inch wide display, DVD player & TV tuner, 2 sets of wireless headphones, remote control, AC100V power & AV input jack)
• Premium sound system	+	¥115,000
(MD player + 6-disc CD changer & AM/FM tuner + 7 speakers)
• Rear cooler (third row)	+	¥50,000
• Electric outer-sliding, smoked glass sunroof with tilt-up mechanism	+	¥80,000
• U package	+	¥20,000
(Center multi-console with cup holder, instrument panel tray mat, sun visor with illuminated vanity mirror (both front seats), ignition key light)

* Factory options and/or package options sets are subject to availability. Certain package combinations may also be unavailable.

Major features of the Absolute (2.0L)

Driving performance

mEngine:	Newly developed direct in-cylinder injection 2.0L DOHC i-VTEC I gasoline engine
•	The newly developed 2-liter DOHC i-VTEC I engine incorporates advanced Honda technologies and intelligent control systems, for class-leading fuel economy as well as clean emissions and high output — two areas which are problematic for direct injection engines.
•	The newly developed 2-liter DOHC i-VTEC I integrates the i-VTEC system, which combines VTEC (Variable Valve Timing and Lift Electronic Control) and VTC (Variable Timing Control), with a newly developed center injection system, for an air-fuel ratio*1 of 65:1, an unprecedented level of ultra-lean combustion. Stable combustion is achieved with considerably less fuel than with conventional direct injection engines, for which an air-fuel ratio of 40:1 was the limit. The new engine makes for sporty driving and a high fuel efficiency of 15.0 km/L*2.

•	Combustion control through the use of high-precision EGR valves and a newly developed high-performance catalyst enable the

i-VTEC I, while a lean-burn direct engine, to qualify as an Ultra Low Emissions Vehicle.

*1	EGR included
*2	Fuel economy in 10-15 mode (Japanese Ministry of Land, Infrastructure and Transport calculations)

mTransmission:   Delivers powerful and smooth acceleration and excellent fuel efficiency. CVT + 7-speed mode for manual-feel shifting.

•	A torque converter ensuring powerful starts and a CVT ensuring smooth acceleration deliver powerful, smooth driving and superior fuel efficiency. In the D position, driving conditions such as accelerator and brake operation, and road conditions are evaluated for automatic selection of the optimal gear ratio.
•	Cornering G-shift control, which detects lateral Gs on winding roads and maintains optimal engine rpms, delivers sportier and more economical driving, responsive handling in a broad range of driving conditions.
•	Honda’s original newly developed metal belt is used in the CVT.

Publicity information for the Stream is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)